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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                DECEMBER 21, 2004

      ADVANTAGE COMPLETES THE ACQUISITION OF DEFIANT ENERGY CORPORATION AND
                         CONFIRMS DISTRIBUTION INCREASE

                                  (TSX: AVN.UN)

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CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage") (AVN.UN-TSX)
announced today that it has closed the previously announced acquisition of Defiant Energy Corporation ("Defiant").

The Plan of Arrangement received overwhelming shareholder approval at the special meeting held on December 20, 2004 where shareholders of Defiant voted 99.9% in favour of the arrangement resolution. The arrangement received the approval of the Court of Queen's Bench of Alberta on December 20, 2004.

The acquisition is consistent with Advantage's strategy of focusing on natural gas and light oil properties that provide significant low risk drilling upside. This transaction will be highly accretive to Advantage's 2005 cash flow and production per unit both immediately and on a fully diluted basis and will provide Advantage with numerous low risk drilling and recompletion opportunities.

As a result of the closing of the transaction, Advantage intends to increase the cash distribution by 12% to $0.28 per Unit commencing in the month of January 2005, payable on February 15, 2005 to Unitholders of record at the close of business on January 31, 2005.

The transaction is payable through the issuance of Advantage Trust Units, Exchangeable Shares, cash and the assumption of Defiant's debt and working capital. The election of Defiant shareholders to receive cash exceeded the maximum $34 million available. As a result, payment is as follows:

     Defiant shareholders who elected to receive:

(a) Units in Advantage will receive 0.201373 of an Advantage Trust Unit for each Defiant share

(b)      Exchangeable  Shares  of  Advantage  Oil &  Gas  Ltd.  will  receive
         0.201373  of an  Advantage  Oil & Gas  Ltd.
         Exchangeable Share for each Defiant share

(c) Cash will receive $2.798889 per Defiant share in cash and the balance of the consideration in Advantage Trust Units as outlined in option (a)

In addition, for each share of Defiant, Defiant shareholders will receive one-sixth of one common share of Defiant Resources Corporation, a newly incorporated exploration company.

After giving effect to the closing of the Defiant acquisition Advantage, has approximately 49.6 million Units outstanding and 1,450,030 Exchangeable Shares outstanding.

Defiant shareholders who receive Advantage Units will be eligible to receive the December distribution of $0.25 per Unit payable on January 17, 2005 to Unitholders of record at the close of business on December 31, 2004. The ex-distribution date is December 29, 2004.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                               Ph: (416) 945-6636
                            Toll free: 1-866-393-0393
                      E-mail: advantage@advantageincome.com